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                            October 1, 2020

       Yongsheng Liu
       Chief Executive Officer
       Goldenbridge Acquisition Ltd
       15/F, Aubin House
       171-172 Gloucester Road
       Wanchai, Hong Kong

                                                        Re: Goldenbridge
Acquisition Ltd
                                                            Registration
Statement on Form S-1
                                                            Filed on September
8, 2020
                                                            File No. 333-248662

       Dear Mr. Liu:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

       Registration Statement on Form S-1 filed on September 8, 2020

       Signatures, page II-4

   1.                                                   Please revise to have
the registration statement signed by the company   s authorized
                                                        representative in the
United States. See Instruction 1 to Signatures to Form S-1.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Yongsheng Liu
Goldenbridge Acquisition Ltd
October 1, 2020
Page 2

       You may contact Howard Efron at 202-551-3439 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Maryse Mills-Apenteng at 202-551-3457 or James Lopez at 202-551-3536 with any other questions.



FirstName LastNameYongsheng Liu                           Sincerely,
Comapany NameGoldenbridge Acquisition Ltd
                                                          Division of
Corporation Finance
October 1, 2020 Page 2                                    Office of Real Estate
& Construction
FirstName LastName